As filed with the Securities and Exchange Commission on February 10, 1995


                                                      Registration No. 33-79424

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                     ----------------------------------------

                               AMENDMENT NO. 1 TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            AURORA ELECTRONICS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          DELAWARE                                       75-1539534
- -------------------------------                        -------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

                         2030 MAIN STREET, SUITE 1120
                   IRVINE, CALIFORNIA 92714  (714) 660-1232
             (Address, including zip code, and telephone number,
                including area code, of registrant's principal
                              executive offices)

JIM C. COWART, CHAIRMAN AND                     COPY TO: ALAN J. BOGDANOW, ESQ.
CHIEF EXECUTIVE OFFICER                                  HUGHES & LUCE, L.L.P.
AURORA ELECTRONICS, INC.                                 SUITE 2800
2030 MAIN STREET, SUITE 1120                             1717 MAIN STREET
IRVINE, CALIFORNIA 92714 (714) 660-1232                  DALLAS, TEXAS 75201
(Name, address, including zip code,
and telephone number, including area
code, of agent for service)

                    ----------------------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

                    ----------------------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following line.
                                                         ---

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following line.    X
                                                         ---

- ------------------------------------------------------------------------------------------
                             CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------------------
                                        Proposed          Proposed
Title of                                Maximum           Maximum
Securities            Amount            Offering          Aggregate           Amount of
  to be               to be             Price Per         Offering            Registration
Registered            Registered        Unit (1)          Price (1)           Fee (3)
- ----------            ----------        ---------         ---------           --------
Common Stock          933,725           $4.28 (2)         $3,996,343 (2)      $1,378
($.03 par value)
- -------------------------------------------------------------------------------------------


(1)   Estimated solely for purposes of calculating the registration fee.

(2) Calculation pursuant to Rule 457(c), based upon the average of the high and low prices reported on the American Stock Exchange on February 7, 1995.


(3) A Registration Fee in the amount of $1,759 was previously submitted on May 28, 1994 in connection with an earlier filing of Registration Statement No. 33-79424, which is hereby amended.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            AURORA ELECTRONICS, INC.

                         933,725 SHARES OF COMMON STOCK



            This Prospectus relates to an aggregate offering of up to 933,725 shares of common stock, par value $.03 per share (the "Common Stock"), of Aurora Electronics, Inc. ("Aurora" or the "Company") to be offered by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." In connection with the Company's acquisition of certain assets of CCB Computer Brokers, Inc., a California corporation ("CCB"), pursuant to an Asset Purchase Agreement (the "Century Purchase Agreement") (i) the Company issued 256,000 shares of Common Stock and, (ii) subject to the provisions of the Century Purchase Agreement, the Company is obligated to issue an estimated 621,495 additional shares of Common Stock shortly after December 31, 1995. In addition, the Company agreed to issue up to 56,230 shares of Common Stock to certain employees of CCB who have become employees of the Company or its affiliates. The Company will not receive any proceeds from the sale of the shares of Common Stock offered hereby. The shares may be offered in transactions on the American Stock Exchange, Inc. (the "AMEX"), in negotiated transactions (including, without limitation, privately negotiated transactions with, or transfers in connection with a dissolution or liquidation of CCB to, CCB's former employees and/or shareholders), or through a combination of such methods of distribution, at prices relating to the prevailing market prices or at negotiated prices. See "Plan of Distribution."



            The shares of Common Stock being offered by this Prospectus have been approved for listing, upon official notice of issuance, on the AMEX. On February 7, 1995, the closing sales price of the Common Stock on the AMEX was $4.25 per share.


                         ----------------------------

  SEE "CERTAIN CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS.

                         -----------------------------

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

- -----------------------------


                The date of this Prospectus is February 10, 1995.

                             AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements, and other information filed with the Commission can be inspected and copied at Room 1024 of the Commission's office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and in Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the AMEX. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of such exchange at 86 Trinity Place, New York, New York 10006-1881.

            The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other unaudited periodic reports as it may determine to furnish or as may be required by law.

            The Company has filed with the Commission a registration statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which can be inspected at the public reference rooms at the offices of the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

            The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to:

                      Investor Relations
                      Aurora Electronics, Inc.
                      2030 Main Street
                      Suite 1120
                      Irvine, California  92714
                      Telephone number: (714) 660-1232


             The Company's (i) Annual Report on Form 10-K for the fiscal year ended September 30, 1994, as amended by Amendment No. 1 on Form 10-K/A dated February 6, 1995 (collectively referred to herein as the "1994 10-K"), (ii) Amendment Nos. 1 and 2 to each of the Reports on Form 10-Q for the quarters ended December 31, 1993, March 31, 1994 and June 30, 1994, (iii) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the 1994 10-K, and (iv) Form 8-A, dated February 14, 1983, containing a description of the Company's Common Stock, and including any amendment or report filed for the purpose of updating such description, are hereby incorporated by reference into this Prospectus.

            All documents filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                  THE COMPANY

                                    OVERVIEW


            Aurora operates in one business segment which is comprised of distributing computer service parts and system upgrade products and providing materials management and recycling services to computer manufacturers and service organizations. Through its three divisions -- Century Computer Marketing, Premier Computer Products, and Asset Recovery Services -- Aurora provides a broad range of services and products which assist computer manufacturers and service organizations in more effectively supporting their customer's maintenance, upgrade and recycling needs.



            Aurora's customers include: (a) computer original equipment manufacturers ("OEMs"), such as Apple Computer, AST Computer, Compaq Computer, Dell Computer, Digital Equipment Corporation, Hewlett-Packard, IBM, ICL (Fujitsu), Toshiba and Unisys; (b) major subsystems manufacturers, such as Canon, Conner Peripherals, Exabyte, Quantum, Seagate Technology, and Toshiba; and (c) service organizations, such as Bell Atlantic Business Service Systems, Entex Information Services, General Electric Services, TSS, and Vanstar, as well as the customer service departments of most of the major computer OEMs. Aurora has approximately 534 employees and operates worldwide, with facilities in the United States, Canada, the United Kingdom and the Netherlands.



CENTURY COMPUTER MARKETING DIVISION



             Through its Century Computer Marketing Division ("Century"), the Company believes it is among the largest providers of service parts distribution and materials management services, supporting computer OEMs and service organizations worldwide. Century distributes new and refurbished computer service parts, primarily to the field service departments of computer OEMs, third-party maintenance organizations, computer resellers and dealers and large corporate self-maintainers. Century's service parts inventories include products from over 500 manufacturers, with particular emphasis on products from Apple Computer, AT&T, AST Computer, Compaq, Dell Computer, Digital Equipment Corporation, Hewlett-Packard, IBM and Toshiba. In addition, Century provides a broad range of materials management services, such as depot repair, advance exchange programs, warranty materials and returned material management programs and system and subsystem recycling and remarketing programs.

            The range of distribution, materials management and installed base support services that Century provides includes:



  # SERVICE PARTS SOURCING AND DISTRIBUTION -- Century sources and distributes a wide range of service parts, many of which are out-of-warranty and often out-of-production. Century sources these parts either from its own inventory or from its parts sourcing database and ships them to the customer typically within 24 hours. Currently, approximately 70% of Century's shipments are products that are sourced, reconditioned and tested the same day. Century also works directly with computer OEMs and service parts manufacturers as an authorized parts distributor, providing same and next-day shipment for new service parts stocked by Century on behalf of the OEM.



  # SERVICE PARTS MANAGEMENT PROGRAMS -- Century provides its customers with the ability to outsource various service parts management activities, including the management of warranty and returned materials, management of service parts inventories, logistics support, including direct shipment of parts from and to customer field locations, and the repair of defective parts.



  # ADVANCE / EXCHANGE (A/E) PROGRAMS -- Century offers A/E programs under which a service part is supplied from a standard selection menu in advance of receiving the defective unit back from the field. In most cases, the defective unit is repaired and placed back into inventory to fulfill future A/E requests.



  # REPAIR SERVICES AND REPAIR MANAGEMENT -- Century maintains one of the widest ranges of subsystems repair capabilities in the industry, with technical expertise in hard disks, floppy disks, tape drives, laser printers, monitors, flat panel displays, printed circuit boards and power supplies.



  # SYSTEM RECYCLING AND REMARKETING PROGRAMS -- Century refurbishes, reconditions and redistributes systems received from manufacturing fallout, field dispositions, excess and obsolete inventories and customer trade-in and exchange programs. Refurbished systems are redistributed worldwide in cost-conscious markets and the net revenues received by Aurora are shared with the client.



PREMIER COMPUTER PRODUCTS DIVISION



           The Premier Computer Products Division designs, manufactures and distributes a broad range of products that assist computer OEMs and end-users in upgrading and expanding installed computer systems. Products include a wide variety of memory expansion boards and single in-line memory modules, as well as a range of mobile computing memory solutions.



ASSET RECOVERY SERVICES DIVISION



            Through its Asset Recovery Services Division ("ARS"), Aurora believes it is the world's leader in providing integrated circuit ("IC") recycling and recovery services. ARS's customers for IC recycling services are primarily major computer OEMs who look to the Company to provide an environmentally sound and technologically secure approach to disposing of their obsolete, excess or non-conforming electronic products. While the high technology world is known for rapidly changing product designs, the ICs used in these designs typically have long useful lives and can be recycled into different applications for a worldwide customer base. By using ARS's services, OEM customers avoid the liability and expense of disposal and create a new source of revenue through the receipt of a portion of the ARS's sales revenues.



            IC recycling involves the removal, sorting, reconditioning and testing of commonly used ICs found on excess, obsolete or defective printed circuit boards ("PCBs"). The reconditioned ICs are then resold to a wide variety of manufacturers, brokers and distributors worldwide. In marketing its IC recycling services, the Company must typically address three issues: (i) the environmental issues involved in disposing of obsolete, excess and defective PCBs; (ii) the security of the customer's proprietary product design and custom chips; and (iii) the economic returns generated from marketing the reconditioned ICs. The Company is able to demonstrate to its customers that its handling and disposition of their materials meets all federal, state and local environmental regulations. Additionally, the Company has procedures in place designed to assure its customers that their products are secure while in the Company's control. Customers are also afforded the opportunity to audit or test the Company's recycling and reconditioning processes. Finally, the Company provides its customers with competitive economic returns by sharing with the customer a percentage of the revenues which it receives from the sale of the reconditioned ICs.


                                COMPANY HISTORY


            The Company was formerly known as BSN Corp. and was engaged in the sporting goods industry. From 1990 to 1992, the Company divested itself of most of its sporting goods assets. Effective September 30, 1992, the Company announced that all of its remaining sporting goods operations would be accounted for as discontinued operations and all such remaining operations were in the process of being sold.



            Effective September 30, 1992, the Company acquired Micro-C Corporation, a San Diego, California based company founded in 1985 which provided consumer-grade IC distribution and IC reconditioning services for semiconductor manufacturers and computer OEMs. Effective September 30, 1993, Aurora acquired FRS, Inc., a Sacramento, California based company founded in 1984, which provided subsystem repair and field spares inventory management services for computer and peripheral OEMs. Effective April 8, 1994, FRS was merged into Micro-C and Micro-C changed its name to Aurora Electronics Group, Inc. ("AEG"). Effective March 1, 1994, Aurora and AEG acquired substantially all of the assets and liabilities of CCB and CCM (collectively, "Century"), Marina del Rey, California based companies founded in 1984 and 1992 respectively, which were the leading providers of spare parts procurement and logistics services to the computer maintenance industry.


            The Company was incorporated in Delaware in 1976. The Company's principal executive office is located at 2030 Main Street, Suite 1120, Irvine, California 92714. Its telephone number is (714) 660-1232.

                             CERTAIN CONSIDERATIONS

            In evaluating an investment in the Common Stock, prospective investors should carefully consider the following factors in addition to the other information presented or incorporated by reference in this Prospectus.

LEVERAGE AND DEBT SERVICE OBLIGATIONS


            The Company incurred substantial indebtedness in connection with the financing of the acquisition of Century (the "Century Acquisition"). As of September 30, 1994, the Company had approximately $49.6 million of long-term indebtedness (net of current maturities) and $26.9 million of stockholders' equity. The resulting debt-to-stockholders' equity ratio was approximately
1.8 to 1. As of September 30, 1994, the Company had a negative tangible net worth of $34,848,000.



            In connection with the Century Acquisition, the Company entered into a $40,000,000 Senior Secured Financing facility, which facility is secured by a pledge of substantially all of the assets of AEG and the Company. This facility is comprised of a $25,000,000 term loan (the "Term Loan") to finance the Century Acquisition, a $10,000,000 replacement for the Company's existing revolving line of credit (the "Revolving Credit Facility"), and a $5,000,000 senior refinancing facility for the retirement of the Company's 9-1/4% Subordinated Debt on or before its scheduled maturity (the "Refinancing Facility"). The Senior Secured Financing facility requires the Company to make quarterly principal payments on the Term Loan. Scheduled principal payments will equal $4.0 million in fiscal 1995, $4.5 million in fiscal 1996, $5.5 million in fiscal 1997, $6.0 million in fiscal 1998, and $3.0 million in fiscal 1999. In addition, the Company is required in each year to make certain mandatory payments with respect to the Term Loan and the Revolving Credit Facility, including certain payments to be made from (i) net cash proceeds received from certain asset sales, (ii) 75.0% of excess cash flow (as defined in the Senior Secured Financing facility) until an aggregate of $10 million in principal payments have been made out of excess cash flow, and 50.0% of excess cash flow thereafter, and (iii) additional equity issuances by the Company.



            The Senior Secured Financing facility contains numerous financial and operating covenants including, among others, restrictions on the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, to make dividends or other distributions of capital, and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Senior Secured Financing facility also requires AEG and the Company to meet certain financial ratios and tests, including minimum fixed charge coverage ratios, minimum interest expense coverage ratios, a minimum current ratio, a maximum leverage ratio and a minimum net profitability test. A failure to comply with the obligations contained in the Senior Secured Financing facility would constitute an event of default. At September 30, 1994, the Company was not in compliance with a number of covenants and was required to obtain an agreement from its lenders that financed the Senior Secured Financing facility (the "Lenders") to waive such covenants for the period ended September 30, 1994. As a result of such noncompliance, the Lenders temporarily suspended the Refinancing Facility. The Lenders, in their sole and absolute discretion, can reinstate the Refinancing Facility.


            The Company's ability to satisfy its financial obligations with respect to the Company's long-term indebtedness will depend upon the Company's future operating performance, which is subject to prevailing economic conditions, to levels of interest rates and to financial and business factors, many of which are beyond the Company's control. The Company's debt service obligations could have important consequences to stockholders, including the following: (i) a significant portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, or other purposes in the future may be limited; and (iii) the Senior Secured Financing facility contains financial and restrictive covenants, the failure to comply with which may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. While the Company believes that based upon current levels of operations it should be able to meet its debt service requirements, if the Company cannot generate sufficient cash flow from ope2rations to meet its obligations, then the Company might be required to refinance its debt or dispose of assets. There can be no assurance that such refinancing or disposition of assets could be effected on satisfactory terms or would be permitted by the terms of the documents governing the Senior Secured Financing facility.

MANAGEMENT OF GROWTH AND INTEGRATION OF ACQUISITIONS


            The Company is experiencing rapid growth, which could place a significant strain on its managerial, operational, financial and personnel resources. The Company's growth will require it to continue to improve its operational, management information and financial systems, and train, motivate and manage its employees. If management is unable to manage the Company's growth effectively, or if the productivity of its sales forces fall below expectations, the Company's business could be materially and adversely affected. In addition, all of the Company's operations have been acquired within the preceding two and one-half years and have not previously been operated as an integrated company. The Company's success will depend on its ability to manage and integrate the operations of acquired companies. There can be no assurance the Company will be able to successfully integrate these acquisitions into its businesses, or profitably manage these, or any future, acquisitions.


DEPENDENCE ON KEY PERSONNEL

            The Company's success depends, to a large extent, upon the efforts and abilities of key managerial employees. Competition for qualified management personnel in the industry is intense. The loss of services of certain key managerial employees could have a material adverse effect on the Company's business.

DEPENDENCE ON ELECTRONICS INDUSTRY


            The Company is dependent upon the continued growth, viability and financial stability of both its clients and customers, as well as potential clients and customers. The electronics industry has been characterized by rapid technological change, compressed product life cycles, intense competition, and pricing and margin pressures. Although the Company provides services that are related to the electronics installed base, which can be expected to be more stable than new product shipment trends, there can be no assurances that the general factors affecting the electronics industry will not have an adverse effect on the demand for recycling, refurbishment, repair or specialized distribution services such as those provided by the Company.


SHORT-TERM SUPPLY CONTRACTS; SUPPLIER CONCENTRATION


            The success of the Company's business depends on its ability to continue to acquire a reliable stream of secondary materials which can be repaired, refurbished, reconditioned and sold. Generally, the Company's contracts under which secondary material is received are short-term, non-exclusive and may be cancelled by the contracting parties upon short notice.

These contracts do not contain guaranteed or minimum quantities, and volumes can vary substantially from month to month depending on shipments from clients. The Company chooses not to make substantial future delivery commitments to its customers because of the nature and availability of supply from its clients.



            During the fiscal year ended September 30, 1994, the Company derived approximately 42% of its revenue from material received from one client. On a pro forma basis, the concentration of supply would have been approximately 37% if Century had been part of the Company for the 12 months ended September 30, 1994. The supply of materials the Company receives from this client may be inconsistent and may vary substantially from month to month. In December 1994, this client indefinitely suspended the program under which it supplies reduced specification ICS to the Company. Although the Company has been able to obtain in total an acceptable supply of materials from its clients to date, there can be no assurance the Company will be able to secure a continued supply in the future.



COMPETITION


            Although the Company believes it is currently among the largest suppliers of recycling, refurbishment, repair and specialized distribution services, competition is expected to continue to intensify as the industry grows. While the Company has a substantial base of technical know-how, there are no patents or technological barriers that would prevent other companies from participating in this industry.

            The Company competes for both clients and customers. The competition for clients -- semiconductor manufacturers and computer OEMs -- is based on several factors, including: (i) service; (ii) security with respect to client identity, materials being processed, and any proprietary products;
(iii) management of environmental matters; and (iv) pricing and economic return. Competition for distribution customers is based principally on: (i) product availability; (ii) price; (iii) quality; (iv) delivery; and (v) customer service. Increased competitive pressures in these or other areas could adversely affect the Company's operating results.

ENVIRONMENTAL REGULATIONS

            The Company's business is subject to various federal, state and local environmental laws and regulations relating to the disposal of waste material. A major reason clients do business with the Company is that the Company assists its clients in dealing with the reduction and disposal of unwanted material. The material the Company handles is generally classified under environmental regulations as industrial waste, a less burdensome classification than toxic or hazardous waste. The Company believes it is in compliance with all applicable federal, state and local environmental laws and regulations and does not anticipate any substantial expenditures to remain in such compliance. However, there can be no assurance that such regulations or their application will not change, or that any such change would not have a material effect on the Company's business and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE


            The former stockholders of Micro-C own (i) 7% Subordinated Convertible Promissory Notes due September 30, 1997 (the "7% Notes") aggregating $3,872,000 and (ii) 138,234 shares of Common Stock. The 7% Notes are convertible into 345,714 shares of Common Stock at $11.20 per share (subject to certain anti-dilution provisions). In addition, the former stockholders of Micro-C are eligible to receive up to 308,195 shares of Common Stock over the next year, if certain operations of the Company achieve predetermined levels in revenues and margins over the next year. The former stockholders of Micro-C have the right to request the Company to register the resale of their shares of Common Stock and may sell some of the shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.


            Jim C. Cowart, Chairman of the Board and Chief Executive Officer of the Company, and David A. Lahar, President of the Company, own an aggregate of 700,000 common stock purchase warrants (the "Cowart/Lahar Warrants"). 237,500 of the Cowart/Lahar Warrants are exercisable into an aggregate of 237,500 shares of Common Stock at $6.40 per share and 462,500 of the Cowart/Lahar Warrants are exercisable into an aggregate of 462,500 shares of Common Stock at $5.60 per share. Mr. Cowart and Mr. Lahar have the right to request the Company to register the resale of the shares of Common Stock underlying the Cowart/Lahar Warrants.


            The Lenders own an aggregate of 379,610 common stock purchase warrants (the "Bank Warrants") as part of their financing fee. The number of Bank Warrants may be reduced by 50% if certain loans and commitments under the Senior Secured Financing facility are prepaid in full or terminated, as appropriate, on or before May 12, 1995 from the proceeds of equity and/or subordinated debt issued by the Company. Subject to the foregoing, the Bank Warrants are exercisable into an aggregate of 379,610 shares of Common Stock at $4.72 per share (subject to certain anti-dilution provisions). The holders of the Bank Warrants have the right to request the Company to register the resale of the shares of Common Stock underlying the Bank Warrants.


            The Lenders also received additional common stock purchase warrants to purchase shares of Common Stock (the "Contingent Warrants") at an exercise price equal to 50% of the Fair Market Value (as defined in the Warrant Agreements governing the Contingent Warrants) of one share of Common Stock as of March 31, 1995 (the "Exercise Price"). The number of shares of Common Stock underlying the Contingent Warrants is equal to (i) the balance of principal and accrued and unpaid interest outstanding on March 31, 1995 on the Company's 7% Subordinated Convertible Promissory Notes due September 30, 1997 (the "7% Notes"), divided by (ii) the Exercise Price. The Contingent Warrants will be declared null and void if certain conditions in the Senior Secured Credit Agreement with respect to the 7% Notes are waived or met. However, if the Company is unable to meet or waive these conditions, the Company will issue a non-cash charge to operations during the three month period ending March 31, 1995 of approximately $4,000,000. The holders of the Contingent Warrants have the right to request the Company to register the issuance of the shares of Common Stock underlying the Contingent Warrants.

            In addition to the foregoing, the Company currently has an effective registration statement pursuant to which the former shareholders of FRS may sell up to 743,859 shares of Common Stock. The Company also has an effective registration statement pursuant to which four former officers of AEG may receive and resell up to 293,750 shares of Common Stock upon the exercise of stock options exercisable at $6.40 per share.

            Sales of a substantial number of shares of Common Stock by the foregoing persons or institutions may have an adverse effect on the market price of the Common Stock.

                              SELLING STOCKHOLDERS

            The Selling Stockholders listed in the following table have agreed to sell the number of shares of Common Stock set forth opposite their respective names. The table sets forth information with respect to the beneficial ownership of the Company's Common Stock by the Selling Stockholders immediately prior to this offering and as adjusted to reflect the sale of shares of Common Stock pursuant to the offering. All information with respect to beneficial ownership has been furnished by the respective Selling Stockholders.


                                                 Beneficial Ownership                  Beneficial Ownership
                                                   Prior to Offering                      After Offering
                                             ----------------------------             ----------------------
                                             Number of          Shares to             Number of   Percent of
    Name of Beneficial Owner                  Shares             be Sold                Shares      Class
- -----------------------------------          ---------          ---------             ---------   ----------
CCB Computer Brokers, Inc.                   877,495*            877,495*                -0-         **
Gary P. Owen                                  21,760              21,760                 -0-         **
Richard E. Smith                              19,200              19,200                 -0-         **
Dennis J. Cagan                               15,360              15,360                 -0-         **


- -------------------


*           Subject to the provisions of the Century Purchase Agreement,
            621,495 of these shares will not be issued until December 31, 1995.
**          Less than 1%.


                              PLAN OF DISTRIBUTION

            The sale of the Common Stock by the Selling Stockholders may be effected from time to time directly or by one or more broker-dealers or agents, in one or more transactions (which may involve crosses and block transactions) on the AMEX, in negotiated transactions (including, without limitation, privately negotiated transactions with, or transfers in connection with a dissolution or liquidation of CCB to, CCB's former employees and/or shareholders), or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

            In the event one or more broker-dealers or agents agree to sell the Common Stock, they may do so by purchasing the Common Stock as principals or by selling the Common Stock as agent for the Selling Stockholders. Any such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the shares of Common Stock for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

            Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to the Company's Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-6.

            In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

            The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities including certain liabilities arising under the Securities Act, and the Selling Stockholders have agreed to indemnify the Company and certain other persons against any liabilities arising out of any material misstatement in, or material omission from, any registration statement or prospectus that was made in conformity with information supplied in writing by the Selling Stockholders for that purpose.

            The Company has agreed to use its best efforts to keep the Registration Statement of which this Prospectus is a part continuously effective for a period of at least 2 years from the date the shares were issued or such shorter period ending when all the Common Stock covered by the Registration Statement has been sold or otherwise distributed pursuant to the Registration Statement or may be sold pursuant to Rule 144 under the Securities Act.


                                USE OF PROCEEDS

            Any sale of the Common Stock by the Selling Stockholders will be for their own account. The Company will not receive any of the proceeds from the offering.


                                 LEGAL MATTERS

            The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Hughes & Luce, L.L.P., Dallas, Texas.


                                   EXPERTS


            The consolidated financial statements and schedules of the Company included in the 1994 10-K referred to under "Documents Incorporated by Reference" have been audited by Arthur Andersen L.L.P. independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


 Registration fee to the Commission...................  $ 1,759
 Accounting fees and expenses.........................   10,000*
 Legal fees and expenses..............................   20,000*
 Printing and engraving...............................    1,000*
 Miscellaneous expenses...............................    2,500*

                     Total............................  $35,259*


__________________
* Estimated

         The Company has agreed to bear all of the above expenses in connection with the registration and sale of the shares of Common Stock being offered by the Selling Stockholders.

ITEM 15.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Restated Certificate of Incorporation and Bylaws, as amended to date, provide for indemnification to officers and directors of the Company to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). The Company's Restated Certificate of Incorporation provides, consistent with the provisions of the DGCL, that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of Title 8 of the DGCL nor does it apply with respect to any liability in which the director (i) has breached his duty of loyalty to the Company and its stockholders, (ii) does not act in good faith or, in failing to act, does not act in good faith, (iii) has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) has derived an improper personal benefit.

         Pursuant to the provisions of Section 145 of the DGCL, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding.
The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

         To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

         The Company has entered into indemnity agreements with each of its directors. Each such Indemnification Agreement provides for indemnification of directors of the Company to the fullest extent permitted by the DGCL and additionally permits advancing attorneys' fees and all other costs, expenses, obligations, fines and losses, paid or incurred by a director generally in connection with the investigation, defense or other participation in any threatened, pending or completed action, suit or proceeding or any inquiry or investigation thereof, whether conducted by or on behalf of the Company or any other party. If it is later determined that the director is or was not entitled to indemnification under applicable law, the Company is entitled to reimbursement by the director.

         The Indemnification Agreements further provide that in the event of a change in control of the Company, then with respect to all matters thereafter arising concerning the rights of directors to indemnity payments and expense advances, all determinations regarding excludable claims will be made only by a court of competent jurisdiction or by a special independent legal counsel selected by the director and approved by the Company.

         To the extent the board of directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to indemnify directors, such repeal or limitation may not be effective as to directors who are currently parties to the Indemnification Agreements, because their rights to full protection are contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

         The Company also provides customary indemnification of all of the officers and directors of the Company pursuant to an insurance policy with a third party insurer.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.         EXHIBITS.

         The Exhibits to this registration statement are listed in the Index to Exhibits on page II-6 of this registration statement, which index is incorporated herein by reference.

ITEM 17.         UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)     To include any prospectus required by
                 Section 10(a)(3) of the Securities Act;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                 provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) and 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on February 9, 1995.


                                           AURORA ELECTRONICS, INC.


                                           By:   /s/ Jim C. Cowart
                                                     Jim C. Cowart,
                                                     Chairman of the Board and
                                                     Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on February 9, 1995 by the following persons in the capacities indicated.



             Signature                                     Title
- ----------------------------------          -----------------------------------
 /s/    Robert G. Allison *                 Director
- ----------------------------------
        Robert G. Allison


 /s/     Harvey B. Cash *                   Director
- ----------------------------------
         Harvey B. Cash


 /s/       Jim C. Cowart                    Chairman of the Board, Chief
- ----------------------------------          Executive Officer and Director
           Jim C. Cowart                    (Principal Executive Officer)


 /s/      John P. Grazer                    Vice President - Finance and Administration and Chief
- ----------------------------------          Financial Officer (Principal Accounting and Financial
          John P. Grazer                    Officer)


 /s/      Amin J. Khoury *                  Director
- ---------------------------------
          Amin J. Khoury


 /s/      David A. Lahar *                  Director
- ----------------------------------
          David A. Lahar


 /s/ William H. Watkins, Jr. *              Director
- ----------------------------------
     William H. Watkins, Jr.


/s/        Jim C. Cowart
- ----------------------------------
         * Jim C. Cowart,
          Attorney-in-Fact

                    INDEX TO EXHIBITS



                                                                                                                Sequential
Exhibit                                                                                                            Page
Number                                              Description of Exhibits                                       Number*
- ------                  -------------------------------------------------------------------------------         ----------
 2.1                    Asset Purchase Agreement dated March 15, 1994 to be effective as of March 1,                --
                        1994, as amended, by and among the Company, Aurora Electronics Group, Inc., CCB
                        Computer Brokers, Inc. and CCM Computers International, Ltd. (incorporated by reference from Exhibit (b)(1) to the Company's Report on Form 10-Q for the
                        quarter ended March 31, 1994)

 4.1                    Indenture between the Company and MBank Dallas, National Association relating to            --
                        the Company's 7-3/4% Convertible Subordinated Debentures due 2001, including form of Debenture (incorporated by reference from Exhibit 4.1 to the Company's
                        Registration Statement on Form S-2 (Registration No. 33-4276))

 4.2                    First Supplemental Indenture relating to the Company's 7-3/4% Convertible                   --
                        Subordinated Debentures due 2001, dated December 1, 1987, between the Company and
                        MTrust Corp, National Association, appointing MTrust Corp as successor Trustee to
                        MBank Dallas (incorporated by reference from Exhibit 4.2 to the Company's Annual
                        Report on Form 10-K for the fiscal year ended September 30, 1993.)

 4.3***                 Tripartite Agreement relating to the Company's 7-3/4% Convertible Subordinated
                        Debentures due 2001, dated as of January 7, 1990, by and among MTrust Corp,
                        National Association, Ameritrust Company National Association and the Company

 4.4                    Second Supplemental Indenture relating to the Company's 7-3/4% Convertible
                        Subordinated Debentures due 2001, dated to be effective as of November 30, 1992, between the Company and Society National Bank (incorporated by reference from
                        Exhibit 4.4 to the Company's Post-Effective Amendment No. 1 to Registration
                        Statement on Form S-3 (No. 33-32377))

 4.5***                 Indenture, dated as of November 15, 1989, between the Company and Ameritrust
                        Texas N.A. (formerly MTrust Corp, National Association), relating to the
                        Company's 9-1/4% Senior Subordinated Notes due 1996, including form of Note

  4.6                   First Supplemental Indenture relating to the Company's 9-1/4% Senior Subordinated           --
                        Notes due 1996, dated as of June 29, 1990, by and between Ameritrust Texas N.A.
                        and the Company (incorporated by reference from Exhibit 4 to the Company's
                        Quarterly Report on Form 10-Q for the quarter ended June 30, 1990)

  4.7                   Agreement relating to the Company's 9-1/4% Senior Subordinated Notes due 1996,              --
                        dated March 31, 1991, among the Company, Ameritrust Texas N.A. and American Stock
                        Transfer & Trust Company (incorporated by reference from Exhibit 4 of the
                        Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991)

  4.8                   Second Supplemental Indenture relating to the Company's 9-1/4% Senior                       --
                        Subordinated Notes due 1996, dated to be effective as of November 30, 1992, between the Company and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 4.8 to the Company's Post-Effective Amendment No. 1 to
                        Registration Statement on Form S-3 (No. 33-32377))

  4.9                   Senior Secured Credit Agreement dated as of May 12, 1994, by and among Aurora               --
                        Electronics Group, Inc., Banque Paribas, Banque Indosuez, Union Bank and Banque
                        Paribas, as Agent (incorporated by reference from Exhibit 2.1 to the Company's
                        Report on Form 8-K dated May 26, 1994)

  4.9.1                 First Amendment to Senior Secured Credit Agreement and First Amendment to
                        Guaranty dated as of December 27, 1994, by and among Aurora Electronics Group,
                        Inc., the Company, Banque Paribas as Agent on behalf of itself, Banque Indosuez and Union Bank (incorporated by reference from Exhibit 10.17.1 to the Company's
                        Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

  5.1***                Opinion of Hughes & Luce, L.L.P. regarding validity of the Common Stock                     --

  23.1***               The Consent of Hughes & Luce, L.L.P. is contained in its opinion filed as Exhibit           --
                        5.1

  23.2***               Consent of Arthur Andersen L.L.P.                                                           --

  25.1**                Power of Attorney


____________________

*              The page numbers where exhibits (other than those incorporated by reference) can be found are only on the manually signed copy of the Registration Statement.
**             Previously filed.
***            Filed herewith.